EXHIBIT 19.1

DNOW INC.

POLICY ON INSIDER TRADING

Adopted May 1, 2014

DNOW INC. has adopted a Policy on Insider Trading that applies to each director, officer and employee of DNOW INC. and its subsidiaries (hereinafter referred to collectively as “DNOW”).

The General Counsel is the Compliance Officer for this Policy.

1. Compliance with DNOW’s Policy on Insider Trading

Each director, officer and employee of DNOW, and their Related Persons, may not trade in securities, options or other derivative securities of DNOW if at the time such person possesses material, nonpublic information about DNOW.

This prohibition continues to apply to a Covered Person’s transactions in DNOW securities even after such person has terminated employment or other services to the Company or a subsidiary as follows: if a Covered Person is aware of material, nonpublic information when such person’s employment or service relationship terminates, such person may not trade in DNOW’s securities until that information has become public or is no longer material.

For purposes of this Policy, a “Related Person” includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control. A “Covered Person” includes each director, officer and employee of DNOW, and each of their Related Persons.

2. Prohibition on Short Sales, Puts, Calls, Options and Other Hedging Transactions

Each Covered Person is prohibited from making any short sales of any securities of DNOW. Also, no such person may at any time buy or sell puts, calls or options or other financial instruments in respect of DNOW’s securities, including but not limited to prepaid forward variable contracts, equity swaps, collars and exchange funds, or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of DNOW’s securities, absent prior written approval from the Compliance Officer.

Short sales are sales of securities that the seller does not own at the time of the sale or, if owned, that will not be delivered within 20 days of the sale. One usually sells short when one thinks the market is going to decline substantially or the stock will otherwise drop in value. If the stock falls in price as expected, the person selling short can then buy the stock at a lower price for delivery at the earlier sale price (this is called “covering the short”) and pocket the difference in price as profit. In addition to the fact that it is illegal for directors and certain officers to sell their company’s securities short, DNOW believes it is inappropriate for its insiders to bet against DNOW’s securities in this way. Puts, calls and options for DNOW’s securities (other than employee benefit plan options) also afford the opportunity for insiders to profit from a market view that is adverse to DNOW, and they carry a high risk of inadvertent securities law violations; all such transactions are prohibited except where there is a compelling reason for the transaction and a Covered Person has obtained the prior written approval of the Compliance Officer.

3. Prohibition of Trading on Margin, Pledging Securities as Collateral

Because a broker is permitted to sell securities in a margin account if a Covered Person fails to meet a margin call, the securities can be sold at a time when such person is aware of material, nonpublic information about DNOW. Also, a foreclosure sale under any other loan could occur at a time when such person has material, nonpublic information about DNOW. Therefore, each Covered Person is prohibited from holding any securities of DNOW in a margin account or pledging any securities of DNOW as collateral for a loan. An exception to this prohibition may be granted in the case of a non-margin loan where a Covered Person is able to clearly demonstrate the financial ability to repay the loan without resorting to the pledged securities. A request for any such exception must be made to the Compliance Officer at least 10 days in advance of entering into the pledge agreement. For purposes of this section, the “cashless exercise” of stock options

EXHIBIT 19.1

to purchase securities of DNOW through a broker is not subject to the prohibition from holding any securities of DNOW in a margin account.

4. Restrictions on Standing Orders

Standing orders (except under approved Rule 10b5-1 plans, as discussed below) should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specific price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when a Covered Person is aware of material, nonpublic information about DNOW may result in unlawful insider trading.

5. Pre-clearance of 10b5-1 Plans

Trades in securities of DNOW that are executed pursuant to a 10b5-1 plan are not subject to prohibition on trading on the basis of material, nonpublic information contained in this Policy or the restrictions set forth above relating to pre-clearance procedures and restricted periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before a Covered Person is aware of material, nonpublic information. Once the plan is adopted, a Covered Person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify (including by formula) the amount, pricing, and timing of the transactions in advance or delegate discretion on those matters to an independent third party.

DNOW requires that all 10b5-1 plans must be approved in writing in advance by the Compliance Officer. 10b5-1 plans generally may not be adopted during a restricted period and may only be adopted before the person adopting the plan is aware of material, nonpublic information.

6. Communicating Potential Material Information

If a Covered Person becomes aware of information about DNOW that is or may become material, such person should promptly communicate that information to the President, the Chief Financial Officer and the Compliance Officer. This communication is very important to allow DNOW to determine whether, how and when the information should be reported to the public. It is also critical to permit the Compliance Officer to determine whether to permit transactions in DNOW’s securities. Except for this communication, a Covered Person should keep the information confidential and share it only with DNOW’s employees, accountants and legal counsel who have a need to know as directed by the President or Chief Financial Officer. If a Covered Person has any doubt about whether information may be material, such person should err in favor of prompt communication to the President, Chief Financial Officer and Compliance Officer.

7. Reporting Violations

If a Covered person knows or has reason to believe that this Policy or DNOW’s Policy on Insider Trading has been or is about to be violated in any way, such person should promptly bring the actual or potential violation to the attention of the Compliance Officer.

8. Waivers; Modifications

Exceptions to this Policy may be made only by the written approval of the Board of Directors, the Compliance Officer or the committee or persons to whom the Board of Directors may delegate authority to waive compliance. DNOW reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time.

9. Questions

EXHIBIT 19.1

If a Covered Person has any questions about this Policy, such person should contact the Compliance Officer. The Compliance Officer may refer the question to DNOW’s securities counsel before responding.